FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Epizyme, Inc.

400 Technology Square

Cambridge, MA 02139

Attn: Jason Rhodes, Executive Vice President and Chief Financial Officer

617-229-5872

Rosemary G. Reilly +1 617 526 6633(t) +1 617 526 5000(f) rosemary.reilly@wilmerhale.com

May 1, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Epizyme, Inc.
Registration Statement on Form S-1
File Number 333-187982

Ladies and Gentlemen:

On behalf of Epizyme, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 13 contained in the letter dated April 19, 2013 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission to Jason Rhodes, the Company’s Executive Vice President and Chief Financial Offer, with respect to the Registration Statement referenced above. The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

13.	We have reviewed your stock-based compensation disclosures and have the following comments:[…]

•

Please note we may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Securities and Exchange Commission

May 1, 2013

Rule 83 Confidential Treatment Request by Epizyme, Inc.

Request #1

Response:	To provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of $[**] to $[**] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including the Company’s prospects and the history of and prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Epizyme, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Jason Rhodes, Executive Vice President and Chief Financial Officer, Epizyme, Inc., 400 Technology Square, Cambridge, MA 02139, before it permits any disclosure of the bracketed information in Request #1 (Response No. 13).

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement an additional list of significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“On , we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $ per share. In comparison, our estimate of the fair value of our common stock was $2.10 per share as of April 18, 2013. We note that, as is typical in IPOs, the

Securities and Exchange Commission

May 1, 2013

estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were our prospects and the history of and prospects for our industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies. In addition, at the time these awards were made, our underwriters had not yet communicated to us the definitive proposed price range for this initial public offering. Specifically, we believe that the difference between the fair value of our common stock as of April 18, 2013 and the midpoint of the estimated price range for this offering is primarily the result of the following factors:

•	we commenced preparations to launch a roadshow for this offering;

•	the April 18, 2013 contemporaneous valuation used a probability weighting of 65% that the IPO would occur by mid-2013. However, our discussions in late April 2013 with the underwriters took into account our and the underwriters’ perceptions of increased optimism regarding overall market conditions and the market for initial public offerings particularly for biopharmaceutical companies, and confirmed our and our underwriters’ expectations that we would complete our initial public offering by the end of the second quarter of 2013;

•	the estimated initial public offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the April 18, 2013 valuation;

•	upon the closing of this offering, all outstanding shares of our preferred stock will convert into common stock, thus eliminating the superior rights and preferences of our preferred stock as compared to our common stock; and

•	the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.”

Securities and Exchange Commission

May 1, 2013

*    *    *

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Office of Freedom of Information and Privacy Act Operations Securities and Exchange Commission 100 F Street N.E., Mail Stop 2736 Washington, D.C. 20549